                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. 6)(1)


                             PRICE ENTERPRISES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)


                            741444 202 AND 741444 103
                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 8, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)


                                Page 1 of 9 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                SCHEDULE 13D

CUSIP No. 741444 202 and 741444 103                          Page 2 of 9
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (ENTITIES ONLY)

     Excel Legacy Corporation, IRS ID #33-0781747
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               12,154,289 SHARES
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  12,154,289 SHARES
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     12,154,289 SHARES
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     91.3% (1)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
(1) BASED ON 13,309,006 SHARES OF THE ENTERPRISES COMMON STOCK OUTSTANDING AS OF NOVEMBER 9, 2000, AS REPORTED IN ENTERPRISES' QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000 (FILE NO. 0-20449), FILED WITH THE SEC ON NOVEMBER 13, 2000.

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 6 to Schedule 13D relating to Price Enterprises, Inc., a Maryland corporation (Enterprises), is being filed on behalf of Excel Legacy Corporation, a Delaware corporation (Legacy), to amend the Schedule 13D filed with the SEC on May 21, 1999, as amended by Amendment No. 1 thereto filed with the SEC on June 11, 1999, Amendment No. 2 thereto (and Schedule 14D-1) filed with the SEC on October 6, 1999, Amendment No. 3 thereto (and Amendment No. 1 to Schedule 14D-1) filed with the SEC on October 25, 1999, Amendment No. 4 thereto (and Amendment No. 2 to Schedule 14D-1) filed with the SEC on November 5, 1999 and Amendment No. 5 thereto filed with the SEC on April 28, 2000.


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the beneficial ownership of 12,154,289 shares of common stock, par value $.0001 per share, of Enterprises. The principal executive offices of Enterprises are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Legacy. Legacy's principal business is the acquisition, development and management of real property and real estate-related operating companies. The address of the principal office and principal business of Legacy is at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

         Set forth on Schedule I hereto is the name and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legacy's directors and executive officers, as of the date hereof.

         During the last five years, neither Legacy nor, to Legacy's knowledge, any person named in Schedule I hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Legacy completed its exchange offer for the Enterprises common stock in November 1999. Enterprises' stockholders who tendered their shares in the exchange offer received from Legacy a total of $8.50, consisting of $4.25 in cash, $2.75 in principal amount of Legacy's 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and $1.50 in principal amount of Legacy's 10.0% Senior Redeemable Secured Notes due 2004, for each share of the Enterprises common stock. In the aggregate, Legacy paid approximately $52.9 million in cash and issued approximately $33.3 million in principal amount of the Legacy debentures and approximately $18.1 million in principal amount of the Legacy notes to acquire the Enterprises common stock in the exchange offer.

         The cash consideration required in the exchange offer was funded from Legacy's general working capital, borrowing from Legacy's credit facility and the proceeds of three transactions:

         - In August 1999, Legacy sold to Wal Mart Real Estate Business Trust eight properties that were previously under lease to Wal Mart Stores, Inc. for aggregate consideration of approximately $35.0 million comprised of approximately $11.0 million in cash and the assumption of approximately $24.0 million in liabilities.

         - In October 1999, Legacy sold a property located in Highlands Ranch, Colorado to HRAMC LLC for aggregate consideration of approximately $25.3 million comprised of approximately $7.7 million in cash and the assumption of $17.6 million in liabilities.

         - In November 1999, The Sol and Helen Price Trust loaned Legacy approximately $27.4 million under a five-year secured loan. The loan bears interest at the London interbank offered rate (LIBOR) plus 1.5% and is secured by certain shares of the Enterprises common stock owned by Legacy. The loan is non-recourse so that the Trust may only look to the Enterprises common stock for repayment of the loan.

         In March 2000, Legacy repaid $18.0 million of the principal amount borrowed under the loan from The Sol and Helen Price Trust by agreeing to issue to the Trust 5.1 million shares of Legacy common stock. In connection with such repayment, the Trust agreed to release a portion of the shares of Enterprises common stock previously pledged as collateral for the loan. In November 2000, Legacy obtained a $15 million revolving line of credit from Fleet National Bank (and the other banks which may become parties thereto). The line of credit is secured by certain shares of the Enterprises common stock which were released by the Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Legacy engaged in the exchange offer to acquire a controlling equity interest in Enterprises.

         (a)-(b) Prior to commencing the exchange offer, Legacy entered into two agreements which governed the actions of Legacy and Enterprises with respect to the exchange offer and continue to govern Legacy's operation of Enterprises. Legacy entered into the first of these agreements on May 12, 1999 with Sol Price, as trustee of several trusts, all of the directors of Enterprises at the time, the President and Chief Executive Officer of Enterprises at the time, and numerous other individuals and entities known to Mr. Price. Legacy entered into the second of these agreements on June 2, 1999 with Enterprises.

         Legacy and Enterprises also entered into a merger agreement in December 1999. The merger agreement provided that (1) Legacy would increase its ownership from 91.3% to 100% of the Enterprises common stock through a merger of Enterprises with a wholly-owned subsidiary of Legacy and

(2) the remaining holders of the Enterprises common stock other than Legacy would become entitled to receive the same consideration offered for the Enterprises common stock in the exchange offer. However, after careful consideration, Legacy and Enterprises determined not to engage in the proposed merger and to terminate the merger agreement. Legacy and Enterprises may or may not engage in a merger transaction in the future, and the consideration in any such merger may or may not be the same consideration offered for the Enterprises common stock in the exchange offer.

         (c) Not applicable.

         (d) Following the exchange offer, Enterprises' board of directors was reduced from six to five members. Gary B. Sabin, Richard B. Muir and Simon M. Lorne were appointed to Enterprises' board, Jack McGrory and James F. Cahill were retained as members of Enterprises' board, and Robert E. Price, Paul A. Peterson, Murray L. Galinson and Anne L. Evans resigned from Enterprises' board. Enterprises' board appointed Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy, as President and Chief Executive Officer of Enterprises, and appointed the senior officers of Legacy to serve as the senior officers of Enterprises.

         (e) In connection with the exchange offer, Legacy agreed that no dividend on the Enterprises common stock may be paid from Enterprises to Legacy until all of Enterprises' obligations for interest expense on debt and preferred dividends are paid and a $7.5 million reserve is in place on an annual basis. Legacy and Enterprises have agreed that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the buy-back of the Enterprises preferred stock or the reduction of Enterprises' debt.

         (f) Other than as described above, not applicable.

         (g) After obtaining the requisite approval at Enterprises' 2000 annual meeting of stockholders, Enterprises' charter was amended to allow the holders of the Enterprises preferred stock to elect a majority of Enterprises' board of directors until such time as:

         - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

         - Legacy makes an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchases all shares duly tendered and not withdrawn, or

         - the directors of Enterprises (1) issue any equity securities without unanimous approval of the Enterprises board; or (2) fail to pay dividends on the Enterprises common stock in an amount equal to 100% of Enterprises' taxable income or such other amount as may be necessary to maintain Enterprises' status as a REIT, or an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

         The amendments also permit Enterprises' board of directors to terminate the right of the holders of the Enterprises preferred stock to elect a majority of Enterprises' board, but only if that termination is unanimously approved by the members of Enterprises' board.

         In connection with the exchange offer, Legacy agreed with Enterprises to cause the substance of these amendments to be formally included as part of Enterprises' charter.

         (h)-(i) If, as a result of the exchange offer, the number of holders of the Enterprises common stock is reduced below the level required by the Nasdaq National Market, the Enterprises common stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended.

         (j) Other than as described above, Legacy currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) (although Legacy reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Legacy is the beneficial owner of 12,154,289 shares of the Enterprises common stock. These shares represent approximately 91.3% of the currently outstanding shares of the Enterprises common stock, based on 13,309,006 shares of the Enterprises common stock outstanding as of November 9, 2000, as reported in Enterprises' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 0-20449), filed with the SEC on November 13, 2000.

         (b) Subject to paragraph (d) below, Legacy has the sole power to vote and sole power to direct the disposition of all Enterprises common stock acquired in the exchange offer.

         (c) Neither Legacy nor, to the knowledge of Legacy, any person named in
Schedule I has effected any transactions in the Enterprises common stock during the past 60 days.

         (d) Norwest Bank Minnesota, National Association, as trustee under the indentures governing the Legacy debentures and the Legacy notes, The Sol and Helen Price Trust and Fleet National Bank hold security interests in certain shares of the Enterprises common stock owned by Legacy. These shares serve as security for Legacy's obligations under the Legacy debentures, the Legacy notes and the loans from The Sol and Helen Price Trust and Fleet National Bank, respectively. If Legacy defaults in its obligations under the debentures, the notes or the loans, Norwest, the Trust or Fleet, as the case may be, may be entitled to vote and/or sell these shares and apply the proceeds to the payment of Legacy's obligations.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the descriptions of the agreements in Items 3 and 4 and the pledge of the Enterprises common stock in Item 5.

         Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Legacy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Legacy or any person named in Schedule I and any other person with respect to any securities of Enterprises, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1*        Agreement, dated June 2, 1999, by and between
                           Excel Legacy Corporation and Price Enterprises, Inc.

         Exhibit 2* Agreement, dated May 12, 1999, by and among Excel Legacy Corporation and certain stockholders of Price Enterprises, Inc. listed on the signature pages thereto.

         Exhibit 3** Letter dated June 2, 1999 from Excel Legacy Corporation to Price Enterprises, Inc. regarding the status of Price Enterprises, Inc. as a REIT.

         Exhibit 4*** Note Purchase Agreement, dated as of October 6, 1999, between Excel Legacy Corporation and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement.

         Exhibit 5****     Amendments to Note Purchase Agreement, dated
                           March 31, 2000 and May 18, 2000, between Excel Legacy Corporation and The Sol and Helen Price Trust.

         Exhibit 6*** Indenture, dated as of November 5, 1999, between Excel Legacy Corporation and Norwest Bank Minnesota, National Association, for 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.

         Exhibit 7*** Indenture, dated as of November 5, 1999, between Excel Legacy Corporation and Norwest Bank Minnesota, National Association, for 10.0% Senior Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement.

         -----------
         * Incorporated by reference to Annexes A and B to the Offer to Exchange/Prospectus dated October 6, 1999, filed as Exhibit
                  (a)(1) to Legacy's Tender Offer Statement on Schedule 14D-1 (File No. 005-43425) filed with the SEC on October 6, 1999.

         ** Incorporated by reference to Legacy's Registration Statement on Form S-4 (File No. 333-80339) filed with the SEC on
                  June 9, 1999.

         *** Incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999.

         ****     Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      Excel Legacy Corporation
Dated:  November 10, 2000


                                      By: /s/ GARY B. SABIN
                                          -----------------
                                          Gary B. Sabin
                                          President and Chief Executive Officer

                                   SCHEDULE I
          DIRECTORS AND EXECUTIVE OFFICERS OF EXCEL LEGACY CORPORATION

         The following table sets forth the name, business address and present principal employment of each director and executive officer of Excel Legacy Corporation. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                               BOARD OF DIRECTORS

NAME                           PRESENT PRINCIPAL EMPLOYMENT
----                           ----------------------------
Gary B. Sabin................. Chairman, President and Chief Executive Officer of Excel Legacy
                               Corporation and President and Chief Executive Officer of Price
                               Enterprises, Inc.

Richard B. Muir............... Executive Vice President, Chief Operating Officer and Secretary of
                               Excel Legacy Corporation and Executive Vice President and Chief
                               Operating Officer of Price Enterprises, Inc.

Kelly D. Burt................. Executive Vice President--Development of each of Excel Legacy
                               Corporation and Price Enterprises, Inc.

Jack McGrory.................. Managing Director of The Price Group.  Mr. McGrory's business address is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

Richard J. Nordlund........... President of RJN Management.  Mr. Nordlund's business address is 615
                               Hot Springs Road, Santa Barbara, California 93108.

Robert E. Parsons, Jr......... Executive Vice President and Chief Financial Officer of Host Marriott
                               Corporation.  Mr. Parson's business address is 10400 Fernwood Road,
                               Bethesda, Maryland 20817.

Robert S. Talbott............. President of Holrob Investments, LLC.  Mr. Talbott's business address is 2607 Kingston Pike, Knoxville, Tennessee 37919.

John H. Wilmot................ President of Exeter Development Corporation.  Mr. Wilmot's business address is 7201 E. Camelback Road, Suite 222, Phoenix, Arizona 85251.


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME                           PRESENT PRINCIPAL EMPLOYMENT
----                           ----------------------------
Graham R. Bullick............. Senior Vice President--Capital Markets of each of Excel Legacy
                               Corporation and Price Enterprises, Inc.

Mark T. Burton................ Senior Vice President--Acquisitions of each of Excel Legacy Corporation and Price Enterprises, Inc.

S. Eric Ottesen............... Senior Vice President, General Counsel and Assistant Secretary of
                               Excel Legacy Corporation and Senior Vice President, General Counsel
                               and Secretary of Price Enterprises, Inc.

James Y. Nakagawa............. Chief Financial Officer of each of Excel Legacy Corporation and Price
                               Enterprises, Inc.

                                  EXHIBIT INDEX

         Exhibit 1*        Agreement, dated June 2, 1999, by and between
                           Excel Legacy Corporation and Price Enterprises, Inc.

         Exhibit 2* Agreement, dated May 12, 1999, by and among Excel Legacy Corporation and certain stockholders of Price Enterprises, Inc. listed on the signature pages thereto.

         Exhibit 3** Letter dated June 2, 1999 from Excel Legacy Corporation to Price Enterprises, Inc. regarding the status of Price Enterprises, Inc. as a REIT.

         Exhibit 4*** Note Purchase Agreement, dated as of October 6, 1999, between Excel Legacy Corporation and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement.

         Exhibit 5****     Amendments to Note Purchase Agreement, dated
                           March 31, 2000 and May 18, 2000, between Excel Legacy Corporation and The Sol and Helen Price Trust.

         Exhibit 6*** Indenture, dated as of November 5, 1999, between Excel Legacy Corporation and Norwest Bank Minnesota, National Association, for 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.

         Exhibit 7*** Indenture, dated as of November 5, 1999, between Excel Legacy Corporation and Norwest Bank Minnesota, National Association, for 10.0% Senior Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement.

         -----------
         * Incorporated by reference to Annexes A and B to the Offer to Exchange/Prospectus dated October 6, 1999, filed as Exhibit
                  (a)(1) to Legacy's Tender Offer Statement on Schedule 14D-1 (File No. 005-43425) filed with the SEC on October 6, 1999.

         ** Incorporated by reference to Legacy's Registration Statement on Form S-4 (File No. 333-80339) filed with the SEC on
                  June 9, 1999.

         *** Incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999.

         ****     Filed herewith.